

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 22, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Johnson Controls International plc (the "Company") and Tyco Fire & Security Finance S.C.A., a wholly owned subsidiary of the Company (the "Co-Issuer" and together with the Company, the "Issuers"), under the Exchange Act of 1934.

- 1.750% Senior Notes due 2030
- 0.375% Senior Notes due 2027
- 1.000% Senior Notes due 2032

Sincerely,